EXHIBIT 99.1

SANTO MINING CORP., ANNOUNCES FIRST QUARTER 2019 RESULTS

https://www.einpresswire.com/article/540097010/santo-announces-june-quarter-2019-financial-results

HO CHI MINH, VIETNAM / March 2, 2021 / EINPresswire.com/ -- Santo Mining Corp. dba Santo Blockchain Labs (OTC PINK: SANP) today reported financial results for the June quarter of 2019, additionally during this week and next week the company will be announcing its Q3 & YE2019 respectively. Highlights of the June quarter 2019 results are here as follows:

“2019 was a year of building, Santo is accelerating into a recovery phase in 2021, with our roadmap focused on NFTs and our Technology Outsourcing Services. today 2 years later we are in a much better position,” said Frank Yglesias, Santo’s chief executive officer. “Thanks to all our long-term shareholders, employees, and partners that have been on this journey with us. If recovery trends hold, we expect positive cash generation for the September quarter 2021 and see a path to profitability.”

June Quarter 2019 Financial Results;

	June 30, 2019	December 31, 2018
Intellectual property	$260,000	$ ----

Property, Plant, & Equipment	$16,983	$ ----
Accumulated depreciation	$2,830	$ ----
Property, plant and equipment, net accumulated depreciation	$14,153	$ ----

Total Assets	$307,791	$47,974
Total Liabilities	$2,582,030	$2,506,587
Total Liabilities & Stockholders Deficit	$307,791	$47,974

Net Income	$103,873	($664,981)

Nature of Operations:

The Company was incorporated in the State of Nevada on July 8, 2009 as Santa Pita Corp to operate an internet portal for dentists and patients to access dental information, as well as a teeth-whitening business.

On July 30, 2012 the Company redirected its focus toward precious metal exploration and mining. Mineral exploration began with a mineral claim acquisition agreement (the “Acquisition Agreement”), with GEXPLO, SRL (the “Vendor”) and the Company, whereby the Company agreed to acquire from the Vendor a one hundred percent (100%) interest in a claim (“the Claim”) located in the Dominican Republic. The owner of the Vendor, Alain French, became President, Chief Executive Officer, Secretary, Treasurer and Director on the acquisition closing date. The Company was renamed Santo Mining Corp.

The Company is a vertically integrated blockchain and cryptocurrency company that manages, operates, and develops end-to-end “BaaS” Blockchain-as-a-Service, similar to software-as-a-service, blockchain as a service lets businesses get applications up and running with minimal hassle. This allows higher agility and quicker blockchain adoption. Blockchain applications are becoming more and more desirable, but they can be challenging to set up for smaller businesses or organizations with limited IT resources. A blockchain-as-a- service provider can provide professional assistance in addition to their hosting services. Additionally, the Company develops solutions such as smart digital contracts, non-fungible tokens NFTs, digital to physical assets tokenization, eXetended reality, and IoT internet of things for everyday life.

The Company also has developed a series of digital collectibles NFTs on the Cardano ecosystem https://cardanoscan.io/tokenPolicy/9eac2b2c17009849eb27ef87c0cdf422e187e0a4aec924fd64180f58 named SKULLYS® https://skullys.io/. The Company also operates the only Cardano proof of stake platform that rewards delegators with SKULLYS® NFTs https://skullus.io ADAPOOL Ticker: (SANP) SKULLYS® ADA Network Pool and provides cryptocurrency staking service to potential Cardano (ADA) delegators.

The Company also has three subsidiaries Cathay International LLC, a Florida corporation specializing in administration, logistics, and an Asian to USA interoperability. The second subsidiary is Santo Blockchain Labs Corp. a Wyoming corporation leveraging the blockchain and crypto-asset states laws of the State of Wyoming. The third subsidiary is SAITEC Technology & Development Joint Stock Company https://www.saitec.dev/ in Ho Chi Minh City, Vietnam, where currently it has a team of 15 software engineers for various outsourcing services and its in-house projects. Vietnam is currently known as the Silicon Valley of South Asia.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this presentation are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments, and business strategies. These forward-looking statements may be identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. Although we believe that our plans, intentions, and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions, or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected or may prove unachievable.

The Company’s business and prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies working with new and rapidly evolving technologies such as blockchain. These risks include, but are not limited to, an inability to create a viable product and risks related to the issuance of tokens. The Company cannot assure you that it will succeed in addressing these risks, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects. There can be no assurance as to whether or when (if ever) the Company will achieve profitability or liquidity.

The forward-looking statements included in this press release are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as otherwise required by law.